Exhibit 99
Letter to Shareholders
Second Quarter 2018

Most of you are very familiar with our stated Vision of becoming consumers’ number one choice and destination for auto and other insurance. We are thrilled to announce that we have moved up one space, from #4 to #3, in the private passenger auto marketplace, getting us one big step closer to our ultimate goal. It starts with having the greatest people in the industry (I’m a little biased), a values-based culture, and considering the needs of the 19 million customers that we have the privilege to serve. It is not lost on anyone at Progressive that it took a lot of hard work and dedication to earn this spot, and we can never take that for granted. That said, my sincere thanks to the nearly 36 thousand Progressive people on this incredible achievement.

The calm weather we enjoyed during the first quarter of the year shifted in May and June as 19 new catastrophes were declared in the second quarter. These events were wide ranging from hailstorms in Colorado, Texas, Kansas, New Mexico, and Oklahoma to flash flooding in Texas and of course the widely publicized Mt. Kilauea eruption in Hawaii. The impact to our results, from all the catastrophes this quarter, total $125 million for our vehicle businesses and $82 million, after reinsurance, for our Property business. Despite this activity, our companywide catastrophe losses were down 12% over the second quarter last year and were 26% lower than the first half of 2017.

As always, we were well prepared to take on these claims in addition to our daily work. Having completed the rollout of our new customer-focused claims communications infrastructure, as well as making several technology investments, assisted with these efforts. The new infrastructure provides our customers and claims representatives multiple options for communications in our quest to provide a more personalized claims experience for our customers. More details on this later. We also leased space for a catastrophe claims handling facility in Nashville, Tennessee, which is expected to open in August. This facility will provide additional capacity to allow us to handle a large catastrophe event, primarily for our Property business, if necessary.

As we wrap up the first half of the year, we continue to be pleased with our results. Our year-to-date (YTD) combined ratio (CR) is a solid 89.7 with approximately 21% growth in net premiums written. Consistent strong new application growth, frequency trends, and retention all play a part in these robust numbers.

We continue to be excited about growth in Robinsons (auto plus home customers) from HomeQuote Explorer® (HQX), the direct online multi-carrier homeowner insurance shopping experience that we launched in March 2017. HQX continues to deliver efficiency gains in our sales funnel. Last quarter I mentioned a successful pilot where we incorporated HQX into our online bundled auto and home quoting experience. We were able to roll this out in all states where HQX is available during the second quarter, which provided a nice lift to our bundled auto and home sales.

In May, Progressive Property became the third carrier to offer the ability to buy online through the HQX platform. The vast majority of our homeowner quotes originate online and consumers have indicated a preference to stay online through the buy process. Meeting their needs through online buy button functionality is expected to both increase sales yield and lower operating costs, as today many of these shoppers are calling in to purchase their Progressive Home policies. The buy button is currently offered in one state (Wisconsin), but we plan to roll out to other states. Finally, HQX has given us a nice feature to promote in our advertising. Two TV ads focused on HQX have been aired to date, and both have been very effective in driving both new auto and home sales.

Commercial auto demand in both channels remained strong through the second quarter peak season aided by a generally strong economy and still limited options for commercial auto customers and agents. We are comfortable with our rate level based on ongoing adjustments and monitoring and we removed a number of underwriting restrictions early in the quarter. Some truck underwriting restrictions remain in place in California, Florida, and a few select markets.

We are pleased with the market adoption of our Smart Haul® usage-based insurance program for our For-Hire Transportation policyholders and we continue to build momentum. Take rate is trending up as enforcement of the Electronic Logging Device (ELD) mandate takes hold and agents gain comfort with presenting the option. As more operators are presenting the required ELD-based driving history, we are able to offer steeper discounts to the best drivers. Smart Haul has us well positioned to offer very competitive rates to the best owners/operators.

In March, we expanded our footprint with Uber to four states. During the second quarter 2018, we recognized significant incremental revenue for our Transportation Network Company (TNC) business with net premiums earned up nearly 120% over the first quarter. We continue to gain confidence in our pricing of this new product and look forward to working with Uber on improving safety and lowering loss costs as the platform continues to grow.

For the second quarter, our investment portfolio earned a total return of 0.6%, as volatility remained high across financial markets. Equities were the largest contributor to our return, with a 3.1% second quarter performance, supported by robust corporate earnings growth. Our exposure to market volatility is relatively limited due to the high quality, short duration construction of our portfolio. We added to our corporate bond portfolio as valuations became more attractive throughout the course of the second quarter. The movement higher in interest rates and more attractive valuations in certain fixed income risk asset classes has the potential to improve our portfolio yields in the intermediate term.

As mentioned earlier, we have made sizable investments in the design and implementation of process and technology advancements for and on behalf of our customers in both the Customer Relationship Management (CRM) organization and our Claims organization. As promised earlier, this update will give you more details on the Claims investments. You will hear details of the CRM investments from CRM President John Murphy and Chief Information Officer Steve Broz during the second quarter Investor Relations Webcast.

Taking care of our customers and giving them a reason to stay after they’ve had a loss has always been central to claims at Progressive. We currently offer a convenient, self-serve photo estimate option. In the 18 months following the full rollout of our photo estimating solution, customers have submitted over 6.3 million photos and 6+ terabytes of video to us in order to get an estimate completed for their damages. Nearly 3 out of 4 eligible customers accept the process when we offer it to them and approximately 20% of our estimates are currently completed using this method of inspection. Selection of the photo estimate process gives our customers the choice of where and when they want to take photos and video, while returning to them a completed estimate an average of two days faster than traditional methods of inspection. We also offered a photo estimate option to eligible total loss customers affected by Hurricanes Harvey and Irma last year and approximately 1/4 of our customers chose this option and saw the cycle time of their claim significantly reduced.

In August, we plan to begin testing a machine learning algorithm within our estimate workflow to point out potential, real-time accuracy opportunities. This workflow is an integrated Artificial Intelligence solution leveraging virtual computing and machine learning (prior estimates/photos) to confirm and assess damage and indicate whether more photos are needed for analysis. We anticipate this being the first step to testing a guided estimating tool, which can partially automate the writing of an estimate within the next year.

Our significant investments in technology give our customers enhanced visibility, communication, and control over their claim experience.  Our text messaging solution has further simplified communications and, in fact, our claims representatives have interacted with our customers over 3 million times by utilizing our new texting solution that was implemented in late February. In addition, we have also recently deployed the capability for customers to electronically sign select documents and over 11,000 forms have been recently completed via eSign during our initial pilot period.

Finally, we have developed an internally-built leadership intervention system that supports our quality and customer service objectives. It aggregates data from multiple sources to identify situations where a leader’s intervention may improve our claims handling. This system is a key component of our Claims quality program and provides front-line claims leaders with a digital dashboard displaying specific claims where intervention and/or coaching opportunities may exist. In fact, in 2017, this system identified over 2 million claims where a leader could intervene real-time to help produce higher quality and improved customer service. This has been a key technology advancement during this high-growth period.

As we continue to improve our customers’ experiences, we also have to continue to plan for the future. Progressive has experienced industry-leading growth and shareholder returns over the past 5 years. Our premiums have shown a compounded annual growth of 11%, comprehensive return on equity has averaged 18%, and our stock price has appreciated 25% annually over this period. These results are nothing short of remarkable and they happen because of this incredible 36 thousand person team we have at Progressive. Current operations continue to be refined and optimized. Our strategy of people/culture, brand/experience, price/segmentation, and broader needs is well positioned to continue our near-term momentum. During this time of strong performance, we also see threats and opportunities for our industry as we look to the future. It’s always been my motto to continually think about the future and especially in good times versus when you are forced to.

In December of 2017, we formed an eleven-person Strategy Council comprised of Progressive people, throughout the organization, to take some time to understand future trends and market shaping forces. I’ve talked to you, in the past, on how we are investing concurrently in three Horizons. This team has been focusing on Horizon three where we believe there are many areas where we can use our skills to define ideas for future business initiatives and invest in areas where we believe we can win, with our goal being to have an enduring company that is always growing.

This incredibly talented team has been doing this work in addition to their day job. With what we have learned from the work done by the Strategy Council, we decided that it was time to have a full-time dedicated team. Effective July 1, 2018, Andrew Quigg began reporting directly to me as our Chief Strategy Officer and will lead this team.

Andrew, a graduate from Yale with a degree in applied mathematics and economics and a Harvard MBA, has been with Progressive since 2007. During his tenure, Andrew has held various leadership positions, including Agency Auto Product Manager, Business Leader for Direct Media Buying, and most recently as our Customer Experience General Manager, building our current team focused on process improvements for our customers and on retention. Prior to joining Progressive, Andrew worked at Merrill Lynch, General Mills, and McKinsey. His extensive experience and educational background made him the perfect choice for this position.

Community involvement is also an important part of who we are at Progressive. In April, we celebrated the fifth anniversary of our STEM (science, technology, engineering, and math) program. The courses, offered across the country at local schools and taught by our employees, are designed to inspire students to pursue STEM skills using insurance concepts. The STEM program features seven Crash Course offerings for students in grades 3 through 12. A cross-functional volunteer team develops lessons ranging from the basics of insurance and programming to the physics of an accident and the software development life cycle. Each one employs STEM-related concepts to show how we use math, technology, and science in our business.

During the STEM Progress program's five-year history, more than 1,000 different employees have taught:

•	26,000 students in 31 states

•	275 schools

•	1,010 classes

It has been a pleasure to give our employees the opportunity to connect with their communities and teach these important skills to the next generation of the workforce.

As I reflect on my first two years as CEO, I continue to be extremely proud of the team we have built at Progressive and grateful to lead this incredible organization. Together, we know that we can continue to achieve great things.

/s/ Tricia
Tricia Griffith
President and Chief Executive Officer